Sheppard, Mullin, Richter & Hampton LLP

30 Rockefeller Plaza

New York, NY 10112

November 17, 2017

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attention: Christine Westbrook

Re:	Trovagene, Inc.
Registration Statement on Form S-1
Filed October 25, 2017
File No. 333-221115

Dear Ms. Westbrook:

This letter sets forth the responses of Trovagene, Inc., a Delaware corporation (the “Company” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on November 7, 2017 concerning the Company’s registration statement on Form S-1.

Form S-1 filed 10/25/2017

Cover Page

1.	It appears that shares of common stock and warrants will be offered and priced together as a unit. Please amend your registration statement to add units or tell us why such disclosure is not required. Please also revise your cover page disclosure to include the method by which the price of the securities is to be determined. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K.

Amendment No. 1 to Form S-1 has been modified to add units. In addition, we have added disclosure to the front cover page of the prospectus describing the method by which the price of the securities will be determined.

2.	We note your disclosure on page 38 that H.C. Wainwright & Co., LLC will use its reasonable best efforts to arrange for the sale of the securities offered by the prospectus. Please also revise the cover page to include all of the information required by Item 501(b)(8) of Regulation S-K.

We have revised the front cover page of the prospectus in Amendment No. 1 to Form S-1 to include the information required by Item 501(b)(8) of Regulation S-K.

Sincerely,

/s/ Jeffrey J. Fessler

Jeffrey J. Fessler